SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For  08 March 2013

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX
99.1	Director/PDMR Shareholding Dated 26 February 2013
99.2	Director/PDMR Shareholding Dated 26 February 2013
99.3	Transactions in Own Shares Dated 27 February 2013
99.4	Director/PDMR Shareholding Dated 28 February 2013
99.5	Total Voting Rights Dated 28 February 2013

EXHIBIT  99.1

26 February 2013

INTERCONTINENTAL HOTELS GROUP PLC

Notification of transactions by directors, persons discharging managerial responsibility or connected persons

On 25 February 2013 the following directors and other persons discharging managerial responsibility were awarded rights for no consideration over the numbers of InterContinental Hotels Group PLC (the "Company") ordinary shares shown below under the Company's Annual Bonus Plan in respect of the 2012 financial year.

Directors                                                       Number of
                                                                         shares awarded

Kirk Kinsell                                                     16,350
Tracy Robbins                                               15,524
Tom Singer                                                     17,930
Richard Solomons                                         25,544

Other PDMRs

Keith Barr                                                          9,694
Angela Brav                                                      8,301
Eric Pearson                                                    10,808
Steve Sickel                                                       2,767
Jan Smits                                                           9,157
George Turner                                                  9,240

The awards are conditional and a participant's award may be forfeited if he/she ceases employment with the Group before 25 February 2016.

---------------Ends--------------

Name of Contact for this RNS Announcement:
Esther Lam      Tel: 01895 512 000
Corporate Legal & Secretariat
InterContinental Hotels Group PLC

EXHIBIT  99.2

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1.	Name of the issuer	2.
State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

	INTERCONTINENTAL HOTELS GROUP PLC		A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R
3.	Name of person discharging managerial responsibilities/director	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

TRACY ROBBINS - DIRECTOR, EXECUTIVE VICE PRESIDENT, HUMAN RESOURCES AND HEAD OF OPERATIONS SUPPORT

KEITH BARR - PDMR,
CHIEF EXECUTIVE, GREATER CHINA

GEORGE TURNER - PDMR, EXECUTIVE VICE PRESIDENT,
GENERAL COUNSEL AND COMPANY SECRETARY
			N/A N/A N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares
	IN RESPECT OF 3 ABOVE		ORDINARY SHARES OF 14 194/329 PENCE EACH
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them	8.	State the nature of the transaction
	TRACY ROBBINS KEITH BARR GEORGE TURNER		SALE SALE SALE
9.	Number of shares, debentures or financial instruments relating to shares acquired	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
	N/A		N/A
11.	Number of shares, debentures or financial instruments relating to shares disposed	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
	TRACY ROBBINS - 26,789 SHARES KEITH BARR - 24,525 SHARES GEORGE TURNER - 20,536 SHARES		NEGLIGIBLE NEGLIGIBLE NEGLIGIBLE
13.	Price per share or value of transaction	14.	Date and place of transaction
	GBP19.2026		25 FEBRUARY 2013, UNITED KINGDOM
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)	16.	Date issuer informed of transaction

TRACY ROBBINS - 256,126, INCLUDING ALL NOTIFIABLE INTERESTS; PERCENTAGE HOLDING IS NEGLIGIBLE

KEITH BARR -  127,756, INCLUDING ALL NOTIFIABLE INTERESTS; PERCENTAGE HOLDING IS NEGLIGIBLE

GEORGE TURNER -  117,397, INCLUDING ALL NOTIFIABLE INTERESTS; PERCENTAGE HOLDING IS NEGLIGIBLE
			26 FEBRUARY 2013

Name of contact and telephone number for queries:

NICOLETTE HENFREY                                      01895 512 000

Name of authorised official of issuer responsible for making notification NICOLETTE HENFREY DEPUTY COMPANY SECRETARY & HEAD OF CORPORATE LEGAL Date of notification 26 FEBRUARY 2013

EXHIBIT  99.3

InterContinental Hotels Group PLC (the "Company")

Transaction in Own Shares

The Company announces that on 27 February 2013 it acquired 50,000 of its own ordinary shares at an average price of 1910.9931 pence per ordinary share. The highest and lowest prices paid for these shares were 1920 pence per share and 1904 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 100,000 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 268,299,752

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

EXHIBIT  99.4

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1.	Name of the issuer	2.
State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance
LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

	INTERCONTINENTAL HOTELS GROUP PLC		A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R
3.	Name of person discharging managerial responsibilities/director	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
	JAN SMITS - PDMR, CHIEF EXECUTIVE, ASIA, MIDDLE EAST AND AFRICA		N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares
	IN RESPECT OF 3 ABOVE		ORDINARY SHARES OF 14 194/329 PENCE EACH
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them	8.	State the nature of the transaction
	JAN SMITS		SALE
9.	Number of shares, debentures or financial instruments relating to shares acquired	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
	N/A		N/A
11.	Number of shares, debentures or financial instruments relating to shares disposed	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
	36,642 SHARES		NEGLIGIBLE
13.	Price per share or value of transaction	14.	Date and place of transaction
	GBP19.026		26 FEBRUARY 2013, UNITED KINGDOM
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)	16.	Date issuer informed of transaction
	216,272 INCLUDING ALL NOTIFIABLE INTERESTS; PERCENTAGE HOLDING IS NEGLIGIBLE		27 FEBRUARY 2013

Name of contact and telephone number for queries:

NICOLETTE HENFREY                                      01895 512 000

Name of authorised official of issuer responsible for making notification NICOLETTE HENFREY DEPUTY COMPANY SECRETARY & HEAD OF CORPORATE LEGAL Date of notification 28 FEBRUARY 2013

EXHIBIT  99.5

InterContinental Hotels Group PLC
(the "Company")

Voting Rights and Capital

In accordance with Disclosure and Transparency Rule 5.6.1, the Company advises the market of the following:

As at 28 February 2013, the Company's issued share capital consists of 268,399,752 ordinary shares of 14 194/329 pence each with voting rights.

The Company holds 50,000 ordinary shares in Treasury.

Therefore the total number of voting rights in the Company is 268,349,752.

The above figure 268,349,752 may be used by shareholders as the denominator for the calculations by which they may determine if they are required to notify their interest in, or a change to their interest in, the Company under the Financial Services Authority's Disclosure and Transparency Rules.

Nicolette Henfrey
Deputy Company Secretary & Head of Corporate Legal

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	08 March 2013